Exhibit 99.2

NextSource Materials Inc.

Consolidated Financial Statements

For the years ended June 30, 2019 and June 30, 2018

Expressed in US Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of NextSource Materials Inc.,

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NextSource Materials Inc. (the Company) as of June 30, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three year period ended June 30, 2019, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three year period ended June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered accumulated deficit, recurring net losses and negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans with regards to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2012.

Mississauga, Ontario

September 6, 2019

NextSource Materials Inc.
Consolidated Statements of Financial Position

Expressed in US Dollars
	June 30, 2019	June 30, 2018
Assets
Current Assets:
Cash and cash equivalents	$529,331	$338,702
Amounts receivable	33,640	13,241
Prepaid expenses (note 16)	50,432	42,540
Total Assets	$613,403	$394,483

Liabilities
Current Liabilities:
Accounts payable (note 16)	$109,020	$140,865
Accrued liabilities	654,999	197,834
Provision (note 9)	180,652	180,652
Warrant liability (note 13)	334,618	-

Total Liabilities	1,279,289	519,351

Shareholders’ Deficit
Share capital (note 10)	103,172,066	100,544,293
Accumulated deficit	(103,955,431)	(100,744,927)
Accumulated other comprehensive income	117,479	75,766

Total Shareholders’ Deficit	(665,886)	(124,868)

Total Liabilities and Shareholders’ Deficit	$613,403	$394,483

The accompanying notes are an integral part of these consolidated financial statements.

Nature of Operations and Going Concern (note 1)
Mineral Exploration Properties (note 3)
Subsequent Event (note 18)

NextSource Materials Inc.
Consolidated Statements of Operations and Comprehensive Loss

Expressed in US Dollars
	For the year ended	For the year ended	For the year ended
	June 30, 2019	June 30, 2018	June 30, 2017

Revenues	$-	$-	$-
Expenses
Exploration and evaluation expenses (notes 3, 5)	1,103,394	920,998	1,839,659
Management and professional fees (notes 6, 16)	1,178,975	1,382,925	770,397
Share based compensation (notes 11, 16)	651,692	-	794,864
General and administrative expenses (note 7)	354,540	405,580	458,780
Depreciation (note 8)	-	-	21,911
Impairment (note 8)	-	27,805	-
Foreign currency translation (gain) loss	(4,565)	104,387	93,476

Total expenses	3,284,036	2,841,695	3,979,087
Net loss before change in fair value, reversal of impairment of amount receivable and part XII.6 taxes	(3,284,036)	(2,841,695)	(3,979,087)
Other income (expenses)
Change in value of warrant liability (note 13)	73,532	-	111,049
Reversal of impairment of amount receivable	-	45,132	-
Part XII.6 taxes (note 9)	-	11,741	(131,320)

Net loss for the year	$(3,210,504)	$(2,784,822)	$3,999,358

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	41,713	75,766	-

Net loss and comprehensive loss for the year	$(3,168,791)	$(2,709,056)	$(3,999,358)

Weighted-average common shares, - basic and diluted	493,586,450	468,252,639	448,187,140
Net loss per common shares, - basic and diluted	(0.01)	(0.01)	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Consolidated Statements of Cash Flows

Expressed in US Dollars
	For the year ended June 30, 2019	For the year ended June 30, 2018	For the year ended June 30, 2017
Cash flows from operating activities
Net loss for the year	$(3,210,504)	$(2,784,822)	$(3,999,358)
Items not affecting cash:
Depreciation and impairment of equipment	-	27,805	21,911
Change in value of warrant derivative liability	(73,532)	-	(111,049)
Share based compensation	651,692	-	794,864

Change in working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	(28,291)	22,756	(53,037)
Increase (decrease) in accounts payable and accrued liabilities	425,320	111,311	(12,746)
Increase (decrease) in provision	-	(2,231)	141

Net cash used in operating activities	(2,235,315)	(2,625,181)	(3,359,274)

Cash flows from investing activities
Equipment purchases	-	-	(27,805)

Net cash used in investing activities	-	-	(27,805)

Cash flows from financing activities
Proceeds from issuance of common shares	2,444,015	-	5,177,885
Proceeds from exercise of warrants	-	923,169	-
Common share issue cost finder shares	17,966	-	-
Common share issue costs	(77,750)	-	(370,671)

Net cash provided by financing activities	2,384,231	923,169	4,807,214

Effect of exchange rate changes on cash	41,713	75,766	-

Increase (decrease) in cash and cash equivalents	190,629	(1,626,246)	1,420,135
Cash and cash equivalents - beginning of year	338,702	1,964,948	544,813
Cash and cash equivalents - end of year	$529,331	$338,702	$1,964,948

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Consolidated Statements of Changes in Shareholders’ Equity

Expressed in US Dollars

	Shares #	Share Capital $	Accumulated Deficit $	Accumulated Other Comprehensive Income $	Total (Deficit) Equity $

Balance – June 30, 2017	460,995,711	99,621,124	(97,960,105)	-	1,661,019

Exercise of warrants	8,937,900	923,169			923,169
Net loss for the year		-	(2,784,822)	-	(2,784,822)
Cumulative translation adjustment		-	-	75,766	75,766

Balance – June 30, 2018	469,933,611	100,544,293	(100,744,927)	75,766	(124,868)

Private placement of common shares	37,145,696	2,444,015	-	-	2,444,015
Reclassification as warrant liability	-	(408,150)	-	-	(408,150)
Cost of issue of private placement of common shares	-	(77,750)	-	-	(77,750)
Cost of issue finder shares	337,714	17,966	-	-	17,966
Share-based compensation	-	651,692	-	-	651,692
Net loss for the period	-	-	(3,210,504)	-	(3,210,504)
Cumulative translation adjustment	-	-	-	41,713	41,713

Balance – June 30, 2019	507,417,021	103,172,066	(103,955,431)	117,479	(665,886)

The accompanying notes are an integral part of these consolidated financial statements.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

1.
Nature of Operations and Going Concern

NextSource Materials Inc. (the "Company" or “NextSource”) is incorporated under the laws of Canada and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 145 Wellington Street West, Suite 1001, Toronto, Ontario, M5J 1H8.

The Company's principal business is the acquisition, exploration and development of mineral resources. The Company has yet to generate any revenue from mining operations or pay dividends and is unlikely to do so in the immediate or foreseeable future.

The Company, through a wholly owned foreign subsidiary, obtained a mining permit and environmental certificate for its Molo Graphite Project in Madagascar.

These consolidated financial statements were approved by the Board of Directors on September 9, 2019.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARL (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARL (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARL (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project exploration permits.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of June 30, 2019, the Company had an accumulated deficit of $103,955,431 (June 30, 2018: $100,744,927), has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The Company has not obtained the necessary permits to begin construction and has not commenced commercial operation of a mine. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies

Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”).

Basis of measurement

These consolidated financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies below.

Basis of consolidation

These consolidated financial statements include the financial position, results of operation and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Significant accounting estimates, judgments and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.

The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could have an effect on the amounts recognized in the consolidated financial statements relate to the following:

Going concern: The preparation of the consolidated financial statements requires management to make judgments regarding the ability to continue as a going concern.

Share-based compensation: Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share-based payment expense along with the assumptions and model used for estimating fair value for share-based compensation transactions are disclosed in Note 11.

Derivative warrant liability: The Company measures the fair value of the derivative liability using an option pricing model. This estimate requires determining the most appropriate inputs to the valuation model including the expected life of the warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the warrant liability along with the assumptions and model used for estimating fair value are disclosed in Note 13.

Flow-Through Provision Estimates: The estimation of the value of the provision for the Part XII.6 taxes for the indemnification liability to subscribers of the flow-through shares issued in fiscal 2014 for the additional taxes payable by such subscribers related to the CEE renunciation shortfall that occurred in fiscal 2015 is based on applying a blended tax rate of approximately 35% against the CEE renunciation shortfall. The assumptions and calculations used for estimating the value attributed to the flow-through provision are disclosed in Note 9.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies - continued

Significant accounting estimates, judgments and assumptions - continued

Deferred taxes: The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and deferred tax provisions or recoveries could be affected.

Cash equivalents

The Company considers cash equivalents to be cash and highly liquid investments with original maturities of three months or less.

Prepayments and deposits

The Company makes prepayments and deposits to suppliers of services. These are recognized as prepayments when made and recognized as expenses when received. Prepayments and deposits on assets that are long term in nature are recorded as long-term prepayments and deposits.

Financial instruments

IFRS 9 - Financial Instruments ("IFRS 9") replaced the provision of IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39") and was effective for annual periods beginning on or after January 1, 2018. IFRS 9 includes requirements for recognition and measurement, impairment, derecognition and general hedge accounting.

IFRS 9 includes finalized guidance on the classification and measurement of financial assets. Under IFRS 9, financial assets are classified and measured either at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”) based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 largely retains the existing requirements in IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39"), for the classification and measurement of financial liabilities.

The Company adopted IFRS 9 in its consolidated financial statements on July 1, 2018. Due to the nature of its financial instruments, the adoption of IFRS 9 had no material impact on the opening accumulated deficit balance on July 1, 2018. The impact on the classification and measurement of its financial instruments is set out below.

All financial assets not classified at amortized cost or FVOCI are measured at FVTPL. On initial recognition, the Company can irrevocably designate a financial asset at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated at FVTPL:

●
It is held within a business model whose objective is to hold the financial asset to collect the contractual cash flows associated with the financial asset instead of selling the financial asset for a profit or loss;
●
Its contractual terms give rise to cash flows that are solely payments of principal and interest.

All financial instruments are initially recognized at fair value on the consolidated statement of financial position. Subsequent measurement of financial instruments is based on their classification. Financial assets and liabilities classified at FVTPL are measured at fair value with changes in those fair values recognized in the consolidated statement of loss and comprehensive loss for the period. Financial assets classified at amortized cost and financial liabilities are measured at amortized cost using the effective interest method.

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition.

i. Financial assets recorded at FVTPL

Financial assets are classified as FVTPL if they do not meet the criteria of amortized cost or FVTOCI. Gains or losses on these items are recognized in profit or loss.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Financial instruments (continued)

ii. Amortized cost

Financial assets classified as amortized cost are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

The Company’s cash and cash equivalents and amounts receivable (excluding HST) are classified as financial assets measured at amortized cost.

iii. Financial assets recorded at FVTOCI

Financial assets are recorded at FVTOCI when the change in fair value is attributable to changes in the Company’s credit risk.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

i. Amortized cost

Financial liabilities are measured at amortized cost, including borrowings, are initially measured at fair value, net of transaction cost. They are subsequently measured at amortized cost using the effective interest method, with interest recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or to the next carrying amount or initial recognition.

The Company’s accounts payable, accrued liabilities and provision do not satisfy any of the exemptions and are therefore classified as measured at amortized cost.

ii. Financial liabilities recorded FVTPL

Financial liabilities are classified as FVTPL if they do not fall into amortized cost as detailed above.

The Company’s warrant liability is classified as measured at FVTPL.

Transaction costs

Transaction costs associated with financial instruments, carried at FVTPL, are expensed as incurred, while transaction costs associated with all other financial instruments are included in the initial carrying amount of the asset or the liability.

Subsequent measurement

Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss. Instruments classified as amortized cost are measured at amortized cost using the effective interest rate method. Instruments classified as FVOCI are measured at fair value with unrealized gains and losses recognized in other comprehensive income.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Financial instruments (continued)

Expected credit loss impairment model

Financial assets not measured at FVTPL are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after initial recognition of the financial assets, the estimated future cash flows of the financial asset has been negatively impacted.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial application. The adoption of the expected credit loss impairment model had no impact on the Company’s consolidated financial statements.

Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●
Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
●
Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are
●
observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●
Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of June 30, 2019 and 2018, except for the warrant liability – which is a Level 3 financial instrument (see Note 13) - none of the Company’s financial instruments are recorded at fair value in the consolidated statements of financial position.

The following table summarizes the classification and measurement changes under IFRS 9 for each financial instrument as per adoption of IFRS 9. The adoption of the new classification did not result in any changes in the measurement or carrying amount of the financial instruments.

Classification	IAS 39	IFRS 9
Financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost
Amounts receivable excluding HST	Amortized cost	Amortized cost

Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Provision	Amortized cost	Amortized cost
Warrant liability	FVTPL	FVTPL

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Exploration and evaluation expenditures

Exploration and evaluation expenses include all costs relating to mineral property acquisition costs, exploration camp operating costs, local payroll and consultants in Madagascar and Mauritius, directly attributable overhead, exploration permits and licenses, technical services, exploration drilling, seismic, geological, geophysical and metallurgical studies, testing and sampling.

Once a mineral project has been established as being technically feasible and commercially viable, the related development expenditures are capitalized. This includes costs incurred in preparing the site for mining operations. Assessing commercial viability requires management to make certain judgments as to future events and circumstances, in particular whether an economically viable operation can be established. Any such judgments may change as new information becomes available. If after having capitalized the expenditure, a decision is made that recovery of the expenditure is unlikely, the amount capitalized is recognized in cost of sales in the consolidated statements of comprehensive income (loss).

Capitalization of development expenditures ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

Equipment

Equipment is stated at cost less accumulated depreciation and any impairment losses. Equipment is depreciated using the straight-line method based on estimated useful lives, once the assets are available for use. The estimated useful lives, residual values and depreciation method are reviewed at each reporting period, with the effect of any changes in estimated accounted for on a prospective basis. The useful lives of the equipment are as follows:

●
Exploration vehicles and equipment                                                                                      3 to 5 years

The carrying values of equipment are reviewed for impairment at each reporting period and when events or changes in circumstances indicate that the carrying values may not be recoverable. Gains and losses on disposals are determined by comparing net proceeds with carrying amounts.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where appropriate, the future cash flow estimates are adjusted to reflect risks specific to the obligation If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money. Where discounting is used, the increase in the provision due to the passage of time is recognized as financing expense. A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognized but are disclosed where an inflow of economic benefits is probable.

Warrant liabilities

The Company issued share purchase warrants with an exercise price denominated in a currency other than its functional currency. As a result, the warrants are no longer considered solely indexed to the Company’s common shares and are classified as financial liabilities and recorded at the estimated fair value at each reporting date using Level 3 inputs on the financial instrument hierarchy. The Company records the change in fair value of the warrant liability as a component of other income and expense on the statement of operations.

Environmental rehabilitation and asset retirement obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and charged to expenses as an exploration cost, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflect the time value of money are used to calculate the net present value. The related liability is adjusted each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

The Company’s operations are subject to environmental regulations in Madagascar. As at the date of these financial statements, the Company did not have any environmental rehabilitation obligations and had no asset retirement obligations.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Share-based compensation

The Company operates a stock option plan, which measures equity-settled share-based payments to eligible participants at the fair value of the equity instruments at the grant date. Eligible participants are the Company’s directors, officers, employees and consultants. Broker warrants may also be issued in connection with financings.

The fair value of share-based compensation is determined at the date of grant using the Black-Scholes option valuation model. Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where this fair value cannot be measured reliably, in which case they are measured at the fair value of the equity instruments granted, as at the date the Company obtains the goods or the counterparty renders the service. The fair value of the share-based compensation is only re-measured if there is a modification to the terms of the instrument, such as a change in exercise price or legal life. The fair value of the share-based compensation is recognized as an expense over the expected vesting period with a corresponding entry to shareholders’ equity.

Foreign currencies

The presentation and functional currency of the Company is the US dollar. The Company has primarily expended its cash on international exploration projects and historically generated its equity funding in US dollars. The Company expects to sell graphite priced in US dollars once the Molo Graphite Project achieves production.

The Company offices are in Canada and the Company expends a portion of its payroll, professional and general and administrative costs in Canadian dollars, which are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used.

The functional currency of the Mauritius subsidiaries is the United States dollar.

The functional currency of the Madagascar subsidiaries is the Madagascar Ariary. Transfers of cash from the Company to its subsidiaries is typically completed using US dollars. All Ariary transactions are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of transactions are used.

For the purpose of presenting consolidated financial statements, the subsidiaries’ assets and liabilities are expressed in United States dollars using the prevailing exchange rates at the end of the reporting period. Any exchange differences that arise are recognized in other comprehensive income and cumulative translation adjustment in equity.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Generally, foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the operation’s functional currency are recognized in the consolidated statement of operations.

Income taxes

Income tax expense consists of current and deferred tax expense. Current and deferred tax are recognized in profit or loss except to the extent they relate to items recognized directly in equity or other comprehensive income.

Current tax is recognized and measured at the amount expected to be recovered from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period and includes any adjustment to taxes payable in respect of previous years.

Deferred tax is recognized on any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized, and the liability is settled. The effect of a change in the enacted or substantively enacted tax rates is recognized in net earnings and comprehensive income or equity depending on the item to which the adjustment relates.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

The Company adopted the IFRIC 23 guidance concerning accounting for uncertainty in income taxes, which clarifies the accounting and disclosure for uncertainty in tax positions, as of June 2017.  The guidance requires that the Company determine whether it is

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

2.
Significant Accounting Policies (continued)

Income taxes (continued)

more likely than not that a tax position will not be sustained upon examination by the appropriate taxing authority.  If a tax position does not meet the more likely than not recognition criterion, the guidance requires that the tax position be measured at the largest amount of benefit greater than 50 percent not likely of being sustained upon ultimate settlement.  Based on the Company’s evaluation, management has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements.

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed, using the treasury stock method, to show the potential reduction in earnings per share that would occur if dilutive securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Accounting standards issued but not yet applied

Certain new accounting standards and interpretations have been published that are not mandatory for the June 30, 2019 reporting period. Management believes the following standards will not have a significant impact on the Company’s consolidated financial statements:

●
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-statement of financial position finance leases and off- statement of financial position operating leases. Instead, there is a single, on-statement of financial position accounting model that is similar to current finance lease accounting. Management expects that adoption of IFRS 16 will have no impact on the financial statements since the Company does not have any leases exceeding one year. IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted.

In June 2017, the IASB issued IFRIC Interpretation 23 – Uncertainty over Income Tax Treatments (‘‘IFRIC 23’’). IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12 – Income Taxes when there is uncertainty over income tax treatments. More specifically, it will provide guidance in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when uncertainty exists. IFRIC 23 is applicable for annual reporting periods beginning on or after January 1, 2019. The Company has determined that there will be no impact on the Company’s current and deferred income tax balances as a result of the adoption of IFRIC 23.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

3.
Mineral Exploration Properties

The Company has not capitalized any acquisition and exploration costs for its mineral properties.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest. Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. Malagasy retains a 1.5% net smelter return royalty ("NSR") on the property. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production.

The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary ERG Madagascar SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Following an Environmental Legal Review and an Environmental and Social Screening Assessment, which provided crucial information to align the project’s development and design with international best practice on sustainable project development, the Company completed a comprehensive Environmental and Social Impact Assessment ("ESIA"), which was developed to local Madagascar (“Malagasy”), Equator Principles, World Bank and International Finance Corporation (“IFC”) standards. The ESIA was submitted to the Office National d’Environment (“ONE”) during fiscal 2018.

During fiscal 2017, the Company applied to the BCMM to have the exploration permit for the Molo Graphite Project converted into a mining permit. On February 15, 2019, the Company announced the Madagascar Government granted a 40-year mining license for the Molo Graphite Project and that the mining license does not limit mining to any specific volume. On April 11, 2019, the Company announced it had received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

Application for all other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

The Company cannot provide any assurance as to the timing of the receipt of sufficient capital and of any of the permits and licenses necessary to initiate construction of the mine.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

3.
Mineral Exploration Properties – continued

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources Sarl ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

On April 16, 2014, the Company signed a Joint Venture Agreement with Malagasy, whereby Malagasy acquired a 75% interest in non-industrial minerals on the Company's 100% owned Green Giant Property. On May 21, 2015, Malagasy terminated the Joint Venture Agreement, which as a result, the Company reverted to its original 100% interest in all minerals on the property.

The Green Giant property is located within exploration permits issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary NextSource Minerals (Madagascar) SARLU. Our Madagascar subsidiary has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of June 30, 2019, the Sagar property consisted of 234 claims covering a total area of 10,736.59 ha.

NextSource Materials Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2019 and 2018

Expressed in US Dollars

4.
Segmented Reporting

The Company has one operating segment, which involves the acquisition, exploration and development of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. No commercial revenue has ever been generated by any mineral resource properties. Limited amounts of cash and equipment are currently held in Madagascar. Substantially all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its geographic segments.

The following is the segmented information by geographic region:

Mineral Exploration Expenses	Madagascar $	Canada $	Total $
Year ended June 30, 2019	1,087,925	15,469	1,103,394
Year ended June 30, 2018	918,763	2,235	920,998
Year ended June 30, 2017	1,763,223	76,436	1,839,659

Cash and Cash Equivalents	Madagascar $	Canada $	Total $
As of June 30, 2019	54,701	474,630	529,331
As of June 30, 2018	17,958	320,744	338,702
As of June 30, 2017	44,085	1,920,863	1,964,948

5.
Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, local payroll and consultants, Madagascar travel costs, mineral claims and camp operations.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended	For the year ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2017 $
Exploration activities	-	-	50,717
Metallurgical evaluation	19,737	107,185	1,120,045
Consulting fees	852,049	522,341	344,749
Travel	12,587	26,902	82,288
Mineral claims and camp (Madagascar)	203,552	249,714	156,634
Mineral claims (Canada)	15,469	14,856	85,226
Total exploration and evaluation expenses	1,103,394	920,998	1,839,659

6.
Management and Professional Fees

Management and professional fees include payroll for management, director fees and professional fees such as lawyer and auditor fees.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended	For the year ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2017 $
Management payroll	459,553	458,932	339,023
Consulting fees	368,345	381,713	160,916
Legal fees	239,366	502,463	224,938
Auditor fees	23,760	27,247	41,337
Tax advisory fees	67,810	9,095	-
Other	20,141	3,475	4,183
Total management and professional fees	1,178,975	1,382,925	770,397

7.
General and Administrative Expenses

General and administrative expenses include all corporate travel, public filing and transfer agent fees, investor relations, rent, insurance, bank fees, meals and entertainment, telecommunications and information technology.

The following is the breakdown by nature of the expenses:

	For the year ended	For the year ended	For the year ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2017 $
Travel	140,414	147,109	219,509
Public filing and transfer agent fees	87,093	105,461	71,979
Investor relations	49,711	86,946	112,263
Rent	28,956	23,686	21,793
Insurance	18,315	12,491	13,545
Bank fees	4,021	5,300	4,469
Other	26,030	24,587	15,222
Total general and administrative expenses	354,540	405,580	458,780

8.
Equipment

The Company owns metallurgical testing equipment and several vehicles used for exploration purposes in Madagascar that were deemed impaired and have no carrying values.

Changes in the carrying values were as follows:

	Equipment Costs $	Accumulated Depreciation $	Net Book Value $

Balance June 30, 2016	195,561	(173,650)	21,911

Depreciation expense	-	(21,911)	(21,911)
Derecognition of equipment	(195,561)	195,561	-
Acquisition of equipment	27,805	-	27,805
Balance June 30, 2017	27,805	-	27,805

Impairment	(27,805)		(27,805)
Balance June 30, 2018	-	-	-

Balance June 30, 2019	-	-	-

9.
Provision and Contingent Liability

Provision

During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652. During the year ended June 30, 2019, there were $NIL adjustments made to the provision balance.

Contingent Liabilities

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, no amount has been recognized as a provision.

10.
Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of June 30, 2019, the Company had 507,417,021 common shares issued and outstanding (June 30 2018: 469,933,611).

The Company issued the following common shares during the year ended June 30, 2019:

(a)
On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,385 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs included cash finder’s fees totaling $16,905, the issuance of 337,714 common shares valued at $17,966 and the issuance of 123,000 common share purchase warrants valued at $3,272 with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. Other share issue costs were $8,015.

(b)
On March 7, 2019, the Company closed a non-brokered private placement offering of 16,086,426 common shares at a price of $0.08 (CAD$0.11) per common share for aggregate gross proceeds of $1,323,630 (CAD$1,769,507). The share issue costs included cash finder’s fees totaling $24,062 (CAD$35,300). Other share issue costs were $6,999 and legal fees were $3,803.

The Company issued the following common shares during the year ended June 30, 2018:

(a)
On September 30, 2017, the Company issued 1,500,000 common shares upon the exercise of 1,500,000 common share purchase warrants for gross proceeds of $105,000. There were no issue costs.

(b)
On February 1, 2018, the Company issued 6,437,900 common shares upon the exercise of 6,437,900 common share purchase warrants for gross proceeds of $708,169. There were no issue costs.

(c)
On April 13, 2018, the Company issued 1,000,000 common shares upon the exercise of 1,000,000 common share purchase warrants for gross proceeds of $110,000. There were no issue costs.

The Company issued the following common shares during the year ended June 30, 2017:

(a)
On August 18, 2016, the Company closed a non-brokered private placement offering of 96,064,286 common shares at a price of $0.05 (CAD$0.07) for aggregate gross proceeds of $5,177,885 (CAD$6,724,500). The share issue costs totaled $370,671 for this issuance.

11.
Stock Options

The Company’s stock option plan is restricted to a maximum of 10% of the issued and outstanding common shares. Under the stock option plan, the Company may grant stock options to directors, officers, employees and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

The Black-Scholes option valuation model is used by the Company to determine the fair value of stock option grants based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of June 30, 2019, the Company had 40,670,000 stock options issued and outstanding (June 30, 2018: 37,630,000) with a weighted average expiration of 3 years (June 30, 2018: 2.9 years), which are exercisable into 40,670,000 common shares (June 30, 2018: 37,630,000) at a weighted average exercise price of $0.08 (June 30, 2018: $0.09). All stock options that are currently outstanding vested on the grant date.

The following is a schedule of the outstanding stock options for the year ended June 30, 2019:

Grant Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2018	Options Granted (Expired or Cancelled)	Options Exercised	Balance Outstanding June 30, 2019
July 9, 2013	July 9, 2018	USD $0.11	705,000	(705,000)	-	-
September 19, 2013	July 19, 2018	USD $0.15	375,000	(375,000)	-	-
January 10, 2014	January 10, 2019	USD $0.18	2,925,000	(2,925,000)	-	-
July 3, 2014	July 3, 2019	USD $0.15	2,250,000	(1,100,000)	-	1,150,000
February 26, 2015	February 26, 2020	USD $0.20	3,335,000	(465,000)	-	2,870,000
December 22, 2015	December 22, 2020	USD $0.06	6,900,000	(200,000)	-	6,700,000
June 9, 2017	June 9, 2022	USD $0.07	21,140,000	(3,040,000)	-	18,100,000
March 26, 2019	March 26, 2024	CAD $0.10	-	11,850,000	-	11,850,000
Total Outstanding			37,630,000	3,040,000		40,670,000

The following is a continuity schedule of the Company's outstanding common stock purchase options:

	Weighted-Average Exercise Price $	Number of Stock Options #
Outstanding as of June 30, 2016	0.18	41,965,000

Granted	0.07	21,140,000
Exercised	-	-
Expired	0.23	(18,635,000)
Outstanding as of June 30, 2017	USD $0.11	44,470,000

Granted	-	-
Exercised	-	-
Expired	USD $0.18	(6,840,000)
Outstanding as of June 30, 2018	USD $0.09	37,630,000

Granted	CAD $0.10	11,850,000
Exercised	-	-
Expired/cancelled	USD $0.09	(8,810,000)
Outstanding as of June 30, 2019	USD $0.08	40,670,000

11.
Stock Options - Continued

The Company granted the following stock options during the year ended June 30, 2019:

(a)
On March 26, 2019, the Company granted 11,850,000 stock options exercisable at a price of CAD$0.10 for a period of five years. The options were valued at $651,692 using the Black-Scholes pricing model based on a risk-free rate of 1.66% and volatility of 97%. These stock options vested on the grant date.

The Company did not grant any stock options during the year ended June 30, 2018.

The Company granted the following stock options during the year ended June 30, 2017:

(a)
On June 9, 2017, the Company issued 21,140,000 stock options at an exercise price of $0.07 and an expiry date of June 9, 2022. The stock options were valued at $794,864 using the Black-Scholes pricing model with the following assumptions: risk free rate – 1.11%; expected volatility – 82%; dividend yield – NIL; and expected life – 5 years. These stock options vested on the grant date.

12.
Warrants

The Company has issued common share purchase warrants as part of equity private placements.

The Black-Scholes option valuation model is used by the Company to determine the fair value of warrants issued based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of June 30, 2019, the Company had 10,652,636 (June 30, 2018: 3,500,000) common share purchase warrants issued and outstanding with a weighted average expiration of 1.13 years (June 30, 2018: 0.8 years), which are exercisable into 10,652,636 (June 30, 2018: 3,500,000) common shares at a weighted average exercise price of $0.08 (June 30, 2018: $0.14). All warrants that are currently outstanding vested on the issue date.

The following is a schedule of the outstanding common stock purchase warrants for the year ended June 30, 2019:

Issue Date	Expiration Date	Exercise Price	Balance Outstanding June 30, 2018	Warrants Granted (Expired)	Warrants Exercised	Balance Outstanding June 30, 2019
June 23, 2014	April 15, 2019	USD $0.14	3,500,000	(3,500,000)	-	-
August 17, 2018	August 17, 2020	CAD $0.10	-	10,529,636	-	10,529,636
August 17, 2018	August 17, 2020	CAD $0.10	-	123,000	-	123,000
Total Outstanding			3,500,000	7,152,636	-	10,652,636

The following is the continuity schedule of the Company's common share purchase warrants:

	Weighted-Average Exercise Price $	Number of Warrants #
Outstanding as of June 30, 2016	0.13	65,242,431

Issued	-	-
Expired	0.14	(34,721,175)
Exercised	-	-
Outstanding as of June 30, 2017	USD $0.11	30,521,256

Issued	-	-
Expired	USD $0.11	(18,083,356)
Exercised	USD $0.10	(8,937,900)
Outstanding as of June 30, 2018	USD $0.14	3,500,000

Issued	CAD $0.10	10,652,636
Expired	USD $0.14	(3,500,000)
Exercised	-	-
Outstanding as of June 30, 2019	USD $0.08	10,652,636

The Company issued the following common share purchase warrants during the year ended June 30, 2019:

(a)
On August 17, 2018, the Company closed a non-brokered private placement offering of 21,059,270 units at a price of $0.053 (CAD$0.07) per unit for aggregate gross proceeds of $1,120,385 (CAD$1,474,149). Each unit consisted of one common share and one-half common share purchase warrant, with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years. The share issue costs included cash finder’s fees totaling $16,905, the issuance of 337,714 common shares valued at $17,966 and the issuance of 123,000 common share purchase warrants valued at $3,272 with each warrant exercisable into one common share at an exercise price of $0.076 (CAD$0.10) for a period of two years.

The Company did not issue any common share purchase warrants during the year ended June 30, 2017.

13.
Warrant Liability

The warrants that were issued on August 17, 2018, as part of the units as described in notes 10 and 12, were issued in a currency other than the Company’s functional currency and therefore are considered a derivative equity instrument as per IFRS 9 Financial Instruments. The warrant liability was measured at fair value in the statement of financial position using the Black-Scholes option valuation model and will be revalued at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

	June 30, 2019	August 17, 2018 (issue date)

Exercise price	$0.076	$0.076
Risk free rate	1.67%	1.50%
Expected volatility	97%	115%
Expected dividend yield	Nil	Nil
Expected life (in years)	1.13	2
Opening balance, derivative warrant liability	$408,150	$-
Gain on change in fair value of derivative warrant liability	(73,532)	408,150
Ending balance, derivative warrant liability	$334,618	$408,150

The warrants that expired in January 2017 were issued in a currency other than the Company’s functional currency and therefore were considered a derivative instrument and recorded on the balance sheet as a warrant liability. The fair value of the warrant liability was estimated on the date of issue and was re-measured at each reporting period using a binomial model until expiration or exercise of the underlying warrants.

For the year ended June 30, 2017, the Company recorded a gain in the fair value of the derivative warrant liability of $111,049.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

Year-Ended June 30, 2017

Exercise price	Nil
Risk free rate	Nil
Expected volatility	Nil
Expected dividend yield	Nil
Expected life (in years)	Nil
Opening balance, derivative warrant liability	$111,049
Gain on change in fair value of derivative warrant liability	(111,049)
Ending balance, derivative warrant liability	$-

14.
Capital Management

As at June 30, 2019, the Company had a working capital deficit of $665,886 (June 30, 2018: deficit of $124,868).

There were no changes in the Company's approach to capital management during the year-ended June 30, 2019.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration stage, as such the Company is dependent on external financing to fund its exploration activities and administrative costs. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

15.
Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner.

The main factors that affect liquidity include working capital requirements, capital-expenditure requirements and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

As at June 30, 2019, the Company expects to access public debt and equity capital markets for financing over the next 12 months in order to initiate construction of its Molo Graphite Project in Madagascar and to satisfy working capital requirements. While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available.

As at June 30, 2019, the Company had a cash and cash equivalents balance of $529,331 (June 30, 2018: $338,702) to settle current liabilities of $1,279,289 (June 30, 2018: $519,351). As a result, the Company is currently exposed to liquidity risk.

Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due. Other than accounts payable, which are due within 30 days, and the warrant liability, which will be fully expensed by August 2020, none of the Company’s obligations have contractual maturities.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.   The impact of a 10% strengthening of the Canadian Dollar as of June 30, 2019 would result in a loss of $37,497 (June 30, 2018: loss of $24,109; June 30, 2017: $32,080) on the consolidated statement of loss and comprehensive loss.  The impact of a 10% strengthening of the Madagascar Ariary of June 30, 2019 would result in a gain of $4,654 (June 30, 2018: gain of $1,605; June 30, 2017: $2,135) on the consolidated statement of loss and comprehensive loss.  A 10% weakening of each currency would have the opposite impact.  The impact of a strengthening or weakening of any other foreign currency would not be material.

16.
Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value.

Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include companies controlled by key management personnel. Key management personnel are composed of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company.

The following key management personnel related party transactions occurred during the years ended June 30, 2019, 2018 and 2017:

	For the year ended	For the year ended	For the year ended
	June 30, 2019 $	June 30, 2018 $	June 30, 2017 $
Management and professional fees	774,220	806,752	639,190
Share based compensation	640,692	-	680,560
Total	1,414,912	806,752	1,319,750

The following key management related party balances existed as of June 30, 2019 and 2018:

	As at June 30, 2019	As at June 30, 2018	As at June 30, 2017
Prepaid payroll to officers of the Company	$26,568	$26,632	$29,746
Accounts payable balance due to officers of the Company	$16,400	$16,400	$16,400

17.
Income Taxes

Below is a reconciliation of the income tax provision, calculated using the combined Canadian federal and provincial statutory income tax rate of 26.5%.

	June 30, 2019	June 30, 2018
Net Loss	(3,210,504)	(2,784,222)
Statutory rate	26.5%	26.5%

Expected income tax recovery	(850,784)	(738,000)
Other adjustments	24,585	68,710
Share issuance costs booked to equity	(21,471)	-
Non-deductible expenses	153,893	-
Utilization of losses not previously recognized	-	(15,210)
Change in tax benefits not recognized	693,777	684,500
Income tax recovery	-	-

17.
Income Taxes – continued

Deferred Tax

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	June 30, 2019	June 30, 2018
Property, plant and equipment	188,980	189,750
Share issue costs	219,290	384,230
Non-capital losses – Canada	22,069,720	20,292,580
Capital losses carried forward – Canada	53,000	53,000
Exploration expenditures - Canada	4,191,650	3,291,810
Losses-Non-Canadian	1,215,070	-
Deferred tax assets	27,937,710	24,211,370

The Canadian non-capital loss carryforwards expire as noted in the table below. The net capital loss carry-forward may be carried forward indefinitely but can only be used to reduce capital gains. Share issue costs will be fully amortized in 2023. The remaining deductible temporary differences may be carried forward indefinitely. Non-Canadian losses will expire in 2023. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom. This is an inverted company for US tax purpose and therefore is subject to US Corporate Income Tax. As they are in a loss position, there is no US income tax liabilities. Their US non-operating losses carryforward are $48,139,994 and expire between 2026 and 2038. U.S. non-operating losses incurred in years 2019 and after, are carried forward indefinitely. The Company's Canadian non-capital income tax losses expire as follows:

2027	$833,560
2028	808,270
2029	817,410
2030	1,382,860
2031	1,948,650
2032	2,491,120
2033	2,077,470
2034	2,528,580
2035	2,013,770
2036	1,448,930
2037	1,837,300
2038	2,104,660
2039	1,777,160
$22,069,720

18.
Subsequent event

There were no subsequent events.